# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROS HOLDINGS, INC., CIK 0001392972
CUSIP: 74346Y103
Title of class of securities: Common stock $0.001 par value per share
Address of issuer's principal executive offices: 3200 KIRBY DR., Suite 600, Houston, Texas (TX), 77098
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-003552
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,434,931; sole dispositive power 0; shared dispositive power 1,434,931; aggregate amount beneficially owned 1,434,931 (2.97% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,434,931; sole dispositive power 0; shared dispositive power 1,434,931; aggregate amount beneficially owned 1,434,931 (2.97% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,434,931; sole dispositive power 0; shared dispositive power 1,434,931; aggregate amount beneficially owned 1,434,931 (2.97% of the class)

## Item 1. Issuer
Name of issuer: PROS HOLDINGS, INC.
Address of issuer's principal executive offices: 3200 Kirby Drive, Suite 600, Houston, TX 77098

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,434,931
Percent of class: 2.97%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,434,931
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,434,931

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4. Ownership:
The reporting persons are the beneficial owners of 1,434,931 common shares of Common Stock of the Issuer. The percentage calculation assumes that there are currently 48,297,780 outstanding Common Stock of the Issuer, based on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 27, 2025.

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (11/14/2025)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (11/14/2025)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (11/14/2025)